UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 9, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Fourth Quarter and the Full Year of 2022

Taipei, Taiwan, R.O.C., February 9, 2023 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$177,417 million for 4Q22, up by 3% year-over-year (or up by 7% year-over-year on pro forma basis) and down by 6% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$15,730 million, down from NT$30,916 million in 4Q21 (or up from NT$14,459 million on pro forma basis) and down from NT$17,465 million in 3Q22. Basic earnings per share for the quarter were NT$3.77 (or US$0.240 per ADS), compared to NT$7.20 for 4Q21 (or NT$3.37 on pro forma basis) and NT$4.03 for 3Q22. Diluted earnings per share for the quarter were NT$3.57 (or US$0.228 per ADS), compared to NT$6.99 for 4Q21 (or NT$3.21 on pro forma basis) and NT$3.92 for 3Q22.

For the full year of 2022, the Company reported unaudited net revenues of NT$670,873 million and net income attributable to shareholders of the parent of NT$62,090 million. Basic earnings per share for the full year of 2022 were NT$14.53 (or US$0.980 per ADS). Diluted earnings per share for the full year of 2022 were NT$13.94 (or US$0.941 per ADS).

We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding three months and the year ended 4Q21. For more details on our operations, please refer to “Supplemental Financial Information”, “Summary of Consolidated Statement of Income Data”, and “Summary of ATM Statement of Income Data.”

RESULTS OF OPERATIONS

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

4Q22 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations and others represented approximately 43%, 8%, 48% and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$143,318 million for the quarter, down from NT$150,654 million in 3Q22.

-	Raw material cost totaled NT$96,191 million for the quarter, representing 54% of the total net revenues.

-	Labor cost totaled NT$16,947 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,034 million for the quarter.

●	Gross margin decreased by 0.9 percentage points to 19.2% in 4Q22 from 20.1% in 3Q22.

●	Operating margin was 11.1% in 4Q22, compared to 12.6% in 3Q22.

●	In terms of non-operating items:

-	Net interest expense was NT$1,093 million.

-	Net foreign exchange gain was NT$2,763 million, primarily attributable to the depreciation of the U.S. dollar against the New Taiwan dollar.

-	Net loss on valuation of financial assets and liabilities was NT$1,720 million.

-	Net gain on equity-method investments was NT$85 million.

-	Other net non-operating income was NT$403 million, primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$438 million.

●	Income before tax was NT$20,212 million in 4Q22, compared to NT$23,615 million in 3Q22. We recorded income tax expenses of NT$3,596 million for the quarter, compared to NT$5,046 million in 3Q22.

●	Net income attributable to shareholders of the parent was NT$15,730 million in 4Q22, compared to NT$30,916 million in 4Q21 and NT$17,465 million in 3Q22.

●	Our total number of shares outstanding at the end of the quarter was 4,367,242,902, including treasury stock owned by our subsidiaries in 4Q22. Our 4Q22 basic earnings per share of NT$3.77 (or US$0.240 per ADS) were based on 4,172,537,568 weighted average numbers of shares outstanding in 4Q22. Our 4Q22 diluted earnings per share of NT$3.57 (or US$0.228 per ADS) were based on 4,218,765,387 weighted average number of shares outstanding in 4Q22.

4Q22 Results Highlights – ATM

●	Net revenues were NT$94,322 million for the quarter, up by 3% year-over-year (or up by 11% year-over-year on pro forma basis) and down by 5% sequentially.

●	Cost of revenues was NT$68,129 million for the quarter, down by 3% sequentially.

-	Raw material cost totaled NT$27,676 million for the quarter, representing 29% of the total net revenues.

-	Labor cost totaled NT$13,800 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,730 million for the quarter.

●	Gross margin decreased by 1.4 percentage points to 27.8% in 4Q22 from 29.2% in 3Q22.

●	Operating margin was 16.7% in 4Q22, compared to 18.9% in 3Q22.

4Q22 Results Highlights – EMS

●	Net revenues were NT$83,933 million, down by 7% sequentially.

●	Cost of revenues for the quarter was NT$76,131 million, down by 7% sequentially.

-	Raw material cost totaled NT$68,444 million for the quarter, representing 82% of the total net revenues.

-	Labor cost totaled NT$3,037 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,028 million for the quarter.

●	Gross margin decreased by 0.8 percentage points to 9.3% in 4Q22 from 10.1% in 3Q22.

●	Operating margin was 4.7% in 4Q22, compared to 5.7% in 3Q22.

2022 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2022 amounted to NT$670,873 million, up by 18% from the full year of 2021. Net revenues from packaging operations, testing operations, EMS operations and others represented approximately 45%, 9%, 45% and 1% of total net revenues for the year, respectively.

●	Cost of revenue for the year of 2022 was NT$535,943 million, compared to NT$459,628 million in 2021.

-	Raw material cost totaled NT$349,814 million for the year, representing 52% of total net revenues.

-	Labor cost totaled NT$68,024 million for the year, representing 10% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$50,767 million for the year.

●	Gross margin increased by 0.7 percentage points to 20.1% in 2022 from 19.4% in 2021.

●	Operating margin increased to 12.0% in 2022 from 10.9% in 2021.

●	Total non-operating income for the year was NT$1,450 million, compared to NT$18,211 million in 2021.

●	Income before tax was NT$81,626 million in 2022. We recognized an income tax expense of NT$16,399 million for the year.

●	Net income attributable to shareholders of the parent amounted to NT$62,090 million in 2022, compared to NT$63,908 million in 2021.

●	Our total number of shares outstanding at the end of the year was 4,367,242,902, including treasury stock owned by our subsidiaries in 4Q22. Our 2022 basic earnings per share of NT$14.53 (or US$0.980 per ADS) were based on 4,274,686,776 weighted average numbers of shares outstanding in 2022. Our 2022 diluted earnings per share of NT$13.94 (or US$0.941 per ADS) were based on 4,323,422,198 weighted average number of shares outstanding in 2022.

2022 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2022 was NT$266,283 million, compared to NT$246,133 million in 2021.

-	Raw material cost totaled NT$105,276 million for the year, representing 28% of total net revenues.

-	Labor cost totaled NT$56,314 million for the year, representing 15% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$45,833 million for the year.

●	Gross margin increased to 28.5% in 2022 from 26.5% in 2021.

●	Operating margin increased to 17.9% in 2022 from 16.0% in 2021.

2022 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$272,951 million in 2022, up by 25% from 2021.

-	Raw material cost totaled NT$244,177 million for the year, representing 81% of total net revenues.

-	Labor cost totaled NT$11,270 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$3,848 million for the year.

●	Gross margin increased to 9.6% in 2022 from 9.0% in 2021.

●	Operating margin increased to 4.6% in 2022 from 3.6% in 2021.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q22 totaled US$339 million, of which US$121 million was used in packaging operations, US$183 million in testing operations, US$25 million in EMS operations and US$10 million in interconnect materials operations and others.

●	Capital expenditures in 2022 totaled US$1,697 million, of which US$918 million was used in packaging operations, US$574 million in testing operations, US$154 million in EMS operations and US$51 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$345,951 million as of December 31, 2022.

●	Current ratio was 1.35 and net debt to equity ratio was 0.43 as of December 31, 2022.

●	Total number of employees was 97,198 as of December 31, 2022, compared to 99,104 as of September 30, 2022.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in 4Q22, compared to 45% in 3Q22. One customer accounted for more than 10% of our total net revenues in 4Q22.

●	Our top 10 customers contributed 58% of our total net revenues in 4Q22, compared to 59% in 3Q22.

●	Our customers that are integrated device manufacturers or IDMs accounted for 34% of our total net revenues in 4Q22, compared to 33% in 3Q22.

EMS Basis

●	Our five largest customers together accounted for approximately 73% of our total net revenues in 4Q22, compared to 74% in 3Q22. One customer accounted for more than 10% of our total net revenues in 4Q22.

●	Our top 10 customers contributed 80% of our total net revenues in 4Q22, compared to 81% in 3Q22.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20-F filed on March 29, 2022.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

				Pro Forma Basis
	4Q22	3Q22	4Q21	4Q21
EBITDA (NT$ million)	35,855	38,601	51,938	32,624

ATM Operations

				Pro Forma Basis
	4Q22	3Q22	4Q21	4Q21
Net Revenues (NT$ million)	94,322	98,831	91,958	85,180
Revenue by Application
Communication	53%	53%	50%	53%
Computing	16%	16%	16%	16%
Automotive, Consumer & Others	31%	31%	34%	31%
Revenue by Type
Bumping, Flip Chip, WLP & SiP	43%	42%	38%	40%
Wirebonding	33%	34%	37%	36%
Others	7%	7%	8%	7%
Testing	15%	15%	15%	15%
Material	2%	2%	2%	2%
Capacity & EBITDA
CapEx (US$ million)*	311	348	404	368
EBITDA (NT$ million)	29,856	31,657	47,090	27,776
Number of Wirebonders	25,854	25,887	25,803	25,803
Number of Testers	5,359	5,406	4,890	4,890

EMS Operations

	4Q22	3Q22	4Q21
Net Revenues (NT$ million)	83,933	90,665	81,544
Revenue by Application
Communication	38%	37%	38%
Computing	9%	9%	8%
Consumer	34%	36%	38%
Industrial	12%	11%	11%
Automotive	6%	6%	4%
Others	1%	1%	1%
Capacity
CapEx (US$ million)*	25	50	68

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended				For the year ended
				Pro Forma Basis			Pro Forma Basis
	Dec. 31 2022	Sep. 30 2022	Dec. 31 2021	Dec. 31 2021	Dec. 31 2022	Dec. 31 2021	Dec. 31 2021
Net revenues
Packaging	76,630	80,541	75,366	69,644	303,948	272,544	251,193
Testing	14,676	14,942	13,756	12,700	55,960	49,979	45,912
EMS	83,931	90,660	81,541	81,541	301,967	239,488	239,488
Others	2,180	2,483	2,273	2,273	8,998	7,986	7,986
Total net revenues	177,417	188,626	172,936	166,158	670,873	569,997	544,579

Cost of revenues	(143,318)	(150,654)	(140,042)	(134,704)	(535,943)	(459,628)	(439,536)
Gross profit	34,099	37,972	32,894	31,454	134,930	110,369	105,043

Operating expenses
Research and development	(6,951)	(6,262)	(5,714)	(5,475)	(24,370)	(21,053)	(20,174)
Selling, general and administrative	(7,374)	(8,027)	(7,565)	(7,203)	(30,384)	(27,191)	(25,831)
Total operating expenses	(14,325)	(14,289)	(13,279)	(12,678)	(54,754)	(48,244)	(46,005)
Operating income	19,774	23,683	19,615	18,776	80,176	62,125	59,038

Net non-operating income and expenses
Interest expense - net	(1,093)	(966)	(553)	(537)	(3,334)	(2,257)	(2,209)
Foreign exchange gain (loss)	2,763	(2,818)	496	525	(2,460)	1,395	1,396
Gain (loss) on valuation of financial assets and liabilities	(1,720)	2,878	(483)	(551)	4,108	(1,490)	(1,607)
Gain on equity-method investments	85	358	192	192	1,128	974	974
Others	403	480	18,069	468	2,008	19,589	1,776
Total non-operating income and expenses	438	(68)	17,721	97	1,450	18,211	330
Income before tax	20,212	23,615	37,336	18,873	81,626	80,336	59,368

Income tax expense	(3,596)	(5,046)	(5,592)	(3,586)	(16,399)	(14,322)	(12,027)
Income from operations and before non-controlling interests	16,616	18,569	31,744	15,287	65,227	66,014	47,341
Non-controlling interests	(886)	(1,104)	(828)	(828)	(3,137)	(2,106)	(2,106)

Net income attributable to shareholders of the parent	15,730	17,465	30,916	14,459	62,090	63,908	45,235

Per share data:
Earnings per share
– Basic	NT$3.77	NT$4.03	NT$7.20	NT$3.37	NT$14.53	NT$14.84	NT$10.51
– Diluted	NT$3.57	NT$3.92	NT$6.99	NT$3.21	NT$13.94	NT$14.40	NT$10.12

Earnings per equivalent ADS
– Basic	US$0.240	US$0.268	US$0.518	US$0.242	US$0.980	US$1.061	US$0.751
– Diluted	US$0.228	US$0.260	US$0.504	US$0.231	US$0.941	US$1.029	US$0.723

Number of weighted average shares used in diluted EPS calculation (NT$ in thousands)	4,218,765	4,373,878	4,343,537	4,343,537	4,323,422	4,365,668	4,365,668

FX (NTD/USD)	31.36	30.10	27.78	27.78	29.64	27.98	27.98

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended				For the year ended
				Pro Forma Basis			Pro Forma Basis
	Dec. 31 2022	Sep. 30 2022	Dec. 31 2021	Dec. 31 2021	Dec. 31 2022	Dec. 31 2021	Dec. 31 2021
Net revenues
Packaging	78,119	82,090	76,664	70,942	310,024	279,365	258,014
Testing	14,676	14,941	13,756	12,700	55,960	49,981	45,914
Direct Material	1,486	1,765	1,502	1,502	6,018	5,346	5,346
Others	41	35	36	36	174	113	113
Total net revenues	94,322	98,831	91,958	85,180	372,176	334,805	309,387

Cost of revenues	(68,129)	(69,999)	(66,217)	(60,879)	(266,283)	(246,133)	(226,041)
Gross profit	26,193	28,832	25,741	24,301	105,893	88,672	83,346

Operating expenses
Research and development	(5,263)	(4,901)	(4,479)	(4,241)	(18,754)	(16,259)	(15,380)
Selling, general and administrative	(5,152)	(5,268)	(5,206)	(4,844)	(20,692)	(18,981)	(17,621)
Total operating expenses	(10,415)	(10,169)	(9,685)	(9,085)	(39,446)	(35,240)	(33,001)
Operating income	15,778	18,663	16,056	15,216	66,447	53,432	50,345

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2022	Sep. 30 2022	Dec. 31 2021	Dec. 31 2022	Dec. 31 2021

Net revenues	83,933	90,665	81,544	301,982	239,519

Cost of revenues	(76,130)	(81,467)	(74,436)	(272,951)	(218,040)
Gross profit	7,803	9,198	7,108	29,031	21,479

Operating expenses
Research and development	(1,710)	(1,392)	(1,256)	(5,731)	(4,897)
Selling, general and administrative	(2,134)	(2,676)	(2,253)	(9,344)	(7,876)
Total operating expenses	(3,844)	(4,068)	(3,509)	(15,075)	(12,773)
Operating income	3,959	5,130	3,599	13,956	8,706

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2022	As of Sep. 30, 2022
Current assets
Cash and cash equivalents	58,040	52,358
Financial assets – current	7,560	9,667
Notes and accounts receivable	114,647	140,178
Inventories	92,826	101,287
Others	27,294	29,239
Total current assets	300,367	332,729

Financial assets – non-current & Investments – equity method	22,909	22,926
Property, plant and equipment	268,235	264,508
Right-of-use assets	11,061	11,822
Intangible assets	72,835	73,590
Others	31,661	32,254
Total assets	707,068	737,829

Current liabilities
Short-term borrowings	46,731	78,056
Current portion of bonds payable & Current portion of long-term borrowings	10,041	8,157
Notes and accounts payable	78,997	104,286
Others	86,492	83,248
Total current liabilities	222,261	273,747

Bonds payable	42,851	40,534
Long-term borrowings[2]	94,948	89,273
Other liabilities	27,083	28,625
Total liabilities	387,143	432,179

Equity attributable to shareholders of the parent	301,285	288,361
Non-controlling interests	18,640	17,289
Total liabilities & shareholders’ equity	707,068	737,829

Current Ratio	1.35	1.22
Net Debt to Equity Ratio	0.43	0.53

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ millions)

(Unaudited)

For the three months ended	For the year ended
	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2022	2022	2021	2022	2021
Cash Flows from Operating Activities
Profit before income tax	20,212	23,615	37,336	81,626	80,336
Depreciation & amortization	14,253	13,947	14,070	55,452	54,524
Other operating activities items	15,694	(18,944)	(18,488)	(26,094)	(53,126)
Net cash generated from operating activities	50,159	18,618	32,918	110,984	81,734
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(20,197)	(17,219)	(16,513)	(71,890)	(69,301)
Other investment activities items	(1,352)	288	21,812	(2,062)	20,209
Net cash generated from (used in) investing activities	(21,549)	(16,931)	5,299	(73,952)	(49,092)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	(17,949)	1,111	(5,936)	(31,128)	22,343
Dividends paid	-	(29,991)	-	(29,991)	(18,083)
Other financing activities items	112	(228)	(9,868)	(1,278)	(10,131)
Net cash used in financing activities	(17,837)	(29,108)	(15,804)	(62,397)	(5,871)
Foreign currency exchange effect	(5,091)	6,933	241	7,332	(2,236)
Net increase (decrease) in cash and cash equivalents	5,682	(20,488)	22,654	(18,033)	24,535
Cash and cash equivalents at the beginning of period	52,358	72,846	53,419	76,073	51,538
Cash and cash equivalents at the end of period	58,040	52,358	76,073	58,040	76,073